FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

Transaction in own shares

HSBC Holdings plc ("HSBC" or the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of US$0.50 from BNP Paribas Financial Markets SNC ("BNP Paribas") as part of its buy-back announced on 5 August 2026.

Date of announcement:	17 August 2026

UK Venues
Date of purchase:	17 August 2026
Number of ordinary shares of US$0.50 each purchased:	850,000
Highest price paid per share:	£15.4300
Lowest price paid per share:	£15.3060
Volume weighted average price paid per share:	£15.3596

Hong Kong Stock Exchange
Date of purchase:	17 August 2026
Number of ordinary shares of US$0.50 each purchased:	335,200
Highest price paid per share:	HK$163.8000
Lowest price paid per share:	HK$161.8000
Volume weighted average price paid per share:	HK$163.3113

Additional information
Shares repurchased and approximate total consideration (in US$m) since the commencement of the buy-back announced on 5 August 2026:	9,735,600
US$201.1
Company's issued ordinary share capital and total voting rights*	17,177,053,842

All repurchases on the London Stock Exchange, Aquis Exchange, Cboe Europe Limited (through the BXE and CXE order books) and/or Turquoise ("UK Venues") are implemented as "on Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and as "market purchases" for the purposes of the Companies Act 2006.

All repurchases on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") are "off market" for the purposes of the Companies Act 2006 but are transactions which occur "on Exchange" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and which constitute an "on-market share buy-back" for the purposes of the Codes on Takeovers and Mergers and Share Buy-backs.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended), a full breakdown of the individual trades made by BNP Paribas on behalf of the Company is available via the link below.

http://www.rns-pdf.londonstockexchange.com/rns/0232R_1-2026-8-17.pdf

*This represents the Company's issued ordinary share capital and total voting rights, following the cancellation of the shares referred to above which have been repurchased today on the UK Venues. There are no ordinary shares held in treasury. This total voting rights figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

Cancellation of the shares repurchased today on the Hong Kong Stock Exchange takes longer than those repurchased on the UK Venues and a further announcement of total voting rights will be made once those shares have been cancelled.

This announcement will also be available on HSBC's website at www.hsbc.com/sea

Enquiries to:

Lee Davis
Group Governance
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 17 August 2026